UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

29 OCTOBER 2020

Commission File Number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the Bank's Registration Statement on Form F-3 (File No. 333-231902) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements.

Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the coronavirus disease (COVID-19) outbreak and associated potential and/or actual UK or international lockdowns) and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts.

FORWARD LOOKING STATEMENTS (continued)

Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2020, and is being incorporated by reference into the Registration Statement with File No. 333-231902.

FINANCIAL REVIEW

Income statement

The performance of the Group has been significantly affected by the coronavirus pandemic and its impact upon the UK economy. In the nine months to 30 September 2020 the Group reported a profit before tax of £434 million compared to a profit of £2,947 million in same period in 2019, representing a decrease of £2,513 million which was largely driven by a significantly increased impairment charge due to changes to the Group’s economic outlook for the UK as a result of the coronavirus pandemic.

Total income, net of insurance claims, fell by £2,198 million, or 16 per cent, to £11,580 million in the nine months to 30 September 2020 compared to £13,778 million in the first nine months of 2019 reflecting an increase of £1,748 million in net interest income more than offset by a decrease of £3,946 million in other income, net of insurance claims.

Net interest income was £9,173 million, an increase of £1,748 million compared to £7,425 million in the nine months to 30 September 2019. During the first nine months of the year there was a significant change in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group from an expense of £1,557 million in the nine months to 30 September 2019 to a credit of £1,207 million in the nine months to 30 September 2020. This credit reflects significant falls in the value of the underlying investments; in the nine months to 30 September 2020 the FTSE All Share TR index fell by 19.9 per cent. The losses on the investments held by the OEICs are recognised within other income and there is no impact on profit attributable to ordinary shareholders.

Excluding amounts relating to OEICs, net interest income was down £1,016 million, or 11 per cent, to £7,966 million compared to £8,982 million in the first nine months of 2019. The net interest margin reduced as a result of the lower rate environment, actions taken to support customers, including free overdrafts, and a change in asset mix, largely as a result of reduced levels of customer demand during the coronavirus pandemic. Average interest-earning assets were broadly stable with growth due to government-backed lending to support corporate customers through the coronavirus crisis and the full impact of the 2019 Tesco acquisition offset by lower balances in the closed mortgage book and credit cards, as well as the impact of the continued optimisation of the corporate and institutional book within Commercial Banking.

Other income decreased by £22,241 million to £4,126 million in the nine months to 30 September 2020 largely due to a £20,350 million reduction in net trading income driven by significant falls in the value of policyholder investments within the Group’s insurance business in difficult market conditions; there was an equivalent reduction in insurance claims expense which in the nine months to 30 September 2020 was £1,719 million compared to £20,014 million in the same period in 2019. Of the remaining reduction in other income, net fee and commission income was lower due to reduced current account, card and other transaction-based income streams, as a result of lower levels of customer activity driven by the coronavirus pandemic. Fee income was also lower following the transfer of businesses to the Group’s wealth management joint venture during 2019. Insurance premium income reduced, reflecting lower levels of bulk annuity deals. Other operating income was also lower, as a result of a decrease in income from the value of in-force insurance business, reflecting lower new business income and an adverse economic variance, and lower levels of operating lease rental income.

Total operating expenses decreased by £2,861 million to £7,020 million compared to £9,881 million in the first nine months of 2019; reflecting a decrease of £2,422 million in the charge in respect of regulatory provisions and a decrease of £439  million in other operating costs. The regulatory provisions charge was £254 million compared to £2,676 million in the nine months to 30 September 2019. The charge in 2019 included £2,450 million relating to payment protection insurance (PPI); no further provision was made in the nine months to 30 September 2020. Good progress has been made with the review of PPI information requests received and the conversion rate remains low and consistent with the provision assumption of around 10 per cent. The unutilised provision at 30 September 2020 was £328 million.

Other operating costs were lower, despite continued investment in the Group’s digital proposition and bearing coronavirus-related costs, as a result of continued cost discipline, efficiencies gained through digitalisation and other process and organisational improvements as well as lower variable remuneration accruals. Increased restructuring costs relating to property optimisation and severance were largely offset by reductions following the completion of MBNA integration and the non-recurrence of costs associated with establishing the Schroders Personal Wealth joint venture.

FINANCIAL REVIEW (continued)

The impairment charge was significantly higher in the first nine months of the year at £4,126 million (nine months to 30 September 2019: £950 million). This was primarily driven by the charge taken in the first half of the year for potential future losses in light of the Group's revised economic outlook for the UK due to the coronavirus pandemic; the charge taken for the last three months reflects the relative economic stability in the quarter and is broadly in line with pre-crisis levels. Total expected credit loss allowances (ECL) continue to reflect the net impact of economic scenarios and Government support programmes with the increase on prior year of more than £3 billion building additional balance sheet resilience.

Observed credit quality remains robust with arrears and defaults remaining low given the temporary support measures, including payment holidays and furlough arrangements, which are available. The third quarter charge includes a £205 million management overlay to offset model releases based on third quarter performance, given temporary support programmes. The charge for the quarter also includes a £105 million release reflecting minor changes to the updated economic outlook, largely relating to house price growth assumptions.

The Group’s outlook and IFRS 9 base case economic scenario used to calculate ECL have been updated to reflect a more resilient economic performance in 2020 than was anticipated at the half-year, in particular with respect to positive house prices, albeit with no material change to the Group’s medium and long-term views.

The ECL allowance at 30 September 2020 remains high by historical standards and, consistent with the Group's updated macroeconomic projections, assumes that a large proportion of expected losses will crystallise over the next 12 months as support measures subside and unemployment increases.

The Group’s ECL allowance continues to reflect a probability-weighted view of future economic scenarios with a 30 per cent weighting applied to base case, upside and downside scenarios and a 10 per cent weighting to the severe downside. All scenarios have deteriorated significantly in comparison to their equivalents at the 2019 year end, although they have remained broadly consistent over the three months to 30 September 2020. The base case upon which these scenarios are built now assumes that unemployment reaches a rate of 9.0 per cent in the first quarter of 2021, representing the same peak assumed at the half year, albeit one quarter later. The updated base case also recognises recent growth in house prices which drives an improved near-term forecast relative to that taken at 30 June 2020. This improvement, alongside a more resilient view on commercial real estate prices, has driven a £0.1 billion reduction to ECL in the third quarter of 2020.

At the half-year an adjustment was made to the severe downside scenario, which was reflected as an overlay, to recognise the greater levels of uncertainty in the short-term economic outlook and therefore a greater severity of potential adverse shocks than the modelled severe downside scenario generates. The adjusted severe downside scenario assumes a peak unemployment rate of 12.5 per cent in the second quarter of 2021 and a GDP drop of 13.3 per cent in 2020. The impact of this adjustment has been estimated at portfolio level, but remains outside the core IFRS 9 process and as such is reflected as a central overlay of £200 million, corresponding to an estimated £2 billion higher ECL provision within the severe downside scenario.

Stage 2 loans and advances to customers have remained stable in the third quarter at 11 per cent of the book reflecting the relative stability of the Group’s asset quality performance and forward-looking economic assumptions. Prudent adjustment of the criteria used to trigger movement from Stage 1 to Stage 2 within the credit card portfolio has resulted in an additional £1.4 billion of up-to-date assets moving to a Stage 2 lifetime ECL basis.

In the absence of other credit risk indicators, the granting of payment holidays for coronavirus-related requests is not currently in and of itself an indication of a significant increase in credit risk and therefore will not automatically result in a customer balance moving from Stage 1 to Stage 2. Correspondingly, the removal of a customer from payment holiday status does not result in any change in stage from that which otherwise would have been recognised. The Group’s coverage of Stage 2 assets increased slightly to 4.6 per cent reflecting the additional cards assets in Stage 2 whilst coverage of Stage 3 assets has increased to 32.7 per cent at 30 September 2020.

Overall the Group’s loan portfolio continues to be well-positioned, reflecting a through-the-cycle approach to credit risk and high levels of security. The Retail portfolio is heavily weighted toward high quality mortgage lending where low loan-to-value ratios provide security against potential risks. The prime consumer finance portfolio also benefits from high quality growth in past periods and the Group’s prudent risk appetite. The commercial portfolio reflects a diverse client base with

FINANCIAL REVIEW (continued)

relatively limited exposure to the most vulnerable sectors so far affected by the coronavirus outbreak. Within Commercial Banking, the Group’s management of concentration risk includes single name and country limits as well as controls over the overall exposure to certain higher risk and vulnerable sectors or asset classes.

There was a tax credit of £273 million in the nine months to 30 September 2020 compared to a charge of £960 million in the nine months to 30 September 2019 primarily as a result of a credit of c £350 million arising on remeasurement of the Group’s deferred tax balances following the UK Government’s decision to maintain the corporation tax rate at 19 per cent, which was substantively enacted on 17 March 2020.

Profit for the period, after tax, was £707 million compared to £1,987 million in the nine months to 30 September 2019.

Balance sheet and capital

Total assets were £34,990 million, or 4 per cent, higher at £868,883 million at 30 September 2020 compared to £833,893 million at 31 December 2019 as holdings of liquid assets increased. Cash and balances at central banks were £22,333 million higher at £77,463 million reflecting increased liquidity holdings. Financial assets at amortised cost increased by £5,512 million, or 1 per cent, to £515,819 million at 30 September 2020 compared to £510,307 million at 31 December 2019, mainly as a result of a £5,345 million increase in customer reverse repurchase agreement balances, due to favourable credit spreads. Other loans and advances to customers, net of impairment allowances, were broadly flat as increases in the open mortgage book and in corporate and SME lending, reflecting take-up of Government support schemes, was offset by reductions in the closed mortgage book along with reductions in credit card and motor finance balances, primarily as a result of reduced customer activity in the second quarter, and increased impairment allowances. Derivative assets were £3,492 million higher at £29,861 million compared to £26,369 million at 31 December 2019, reflecting customer activity and movements in exchange rates over the first nine months of 2020.

Total liabilities were £33,340 million, or 4 per cent, higher at £819,427 million compared to £786,087 million at 31 December 2019. Deposits from banks were £5,418 million higher at £33,597 million reflecting increased repurchase agreement balances. Customer deposits increased by £37,991 million, or 9 per cent, to £459,311 million compared to £421,320 million at 31 December 2019, as a result of growth in retail current and savings accounts and commercial deposits. Retail current account growth was significant, in part due to lower levels of customer spending as well as reliance on trusted brands; the growth in Commercial Banking includes the impact within the SME portfolio from the placement of government-supported lending on deposit. Debt securities in issue were £5,128 million lower at £92,561 million compared to £97,689 million at 31 December 2019, reflecting maturities of some securitisation notes and reduced funding requirements.

The Group's credit ratings continue to reflect the resilience of the Group's business model and the strength of the balance sheet. In October, Moody’s downgraded Lloyds Bank plc from Aa3/Negative to A1/Stable due to the removal of the uplift for Government support. This was triggered by the downgrade of the UK sovereign rating a few days earlier given the agencies’ pandemic and Brexit concerns, but did not impact the standalone rating of the bank. Over the year both S&P and Fitch have affirmed the Group’s ratings, albeit with negative outlooks to reflect their concerns over the UK economy.

Total equity increased by £1,650 million, or 3 per cent, from £47,806 million at 31 December 2019 to £49,456 million at 30 September 2020, mainly reflecting the profit for the period and an increase in the net surplus relating to the Group’s post-retirement defined benefit schemes as credit spreads widened over the first nine months of 2020.

The Group’s common equity tier 1 capital ratio increased to 15.2 per cent1 from 13.6 per cent at 31 December 2019 following the reversal of the full year 2019 ordinary dividend accrual, the partial mitigation of the impact of the impairment charge on the Group’s profits through the increase in IFRS 9 transitional relief for capital, dividends received from the Group’s Insurance business in the first quarter, favourable market movements and reductions in excess expected losses, the prudent valuation charge and the deducted part of the Group’s investment in Insurance. The resultant increases in capital were offset in part by pensions contributions made during the period and increases in deferred tax assets and intangibles deducted from capital. In addition risk-weighted assets increased during the period.

FINANCIAL REVIEW (continued)

The total capital ratio increased to 22.6 per cent1 from 21.3 per cent at 31 December 2019, largely reflecting the increase in common equity tier 1 capital. The Group’s transitional minimum requirement for own funds and eligible liabilities (MREL), which came into force on 1 January 2020, was 36.5 per cent1 at 30 September 2020 compared to 32.5 per cent at 31 December 2019.

Reflecting the full impact of IFRS 9 at 30 September 2020, without the application of transitional arrangements, the Group’s common equity tier 1 capital ratio would be 14.0 per cent1, the total capital ratio would be 22.1 per cent1 and the transitional MREL ratio would be 36.1 per cent1.

Risk-weighted assets increased by £1.9 billion over the first nine months with increases from credit migrations and retail model calibrations (c.£4.3 billion); regulatory changes (net £0.9 billion) and other various movements, including foreign currency and the risk-weighted part of the Group's investment in Insurance (£3.3 billion), partially offset by the reduction in underlying lending balances (excluding Government-backed lending schemes that attract limited to no risk-weighted assets) (c.£3.2 billion) and optimisation activity undertaken in Commercial Banking (c.£3.4 billion).

The Group’s UK leverage ratio increased to 5.6 per cent1, (31 December 2019: 5.1 per cent), primarily driven by the increase in tier 1 capital.

[1]	Incorporating profits for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Nine months	Nine months
	ended	ended
	30 September	30 September
	2020	2019
	£m	£m
	(unaudited)	(unaudited)

Net interest income	9,173	7,425
Other income	4,126	26,367
Total income	13,299	33,792
Insurance claims	(1,719)	(20,014)
Total income, net of insurance claims	11,580	13,778
Total operating expenses	(7,020)	(9,881)
Trading surplus	4,560	3,897
Impairment	(4,126)	(950)
Profit before tax	434	2,947
Tax credit (expense)	273	(960)
Profit for the period	707	1,987

Profit attributable to ordinary shareholders	319	1,572
Profit attributable to other equity holders	345	361
Profit attributable to equity holders	664	1,933
Profit attributable to non-controlling interests	43	54
Profit for the period	707	1,987

Basic earnings per share	0.5p	2.2p
Diluted earnings per share	0.4p	2.2p

CONDENSED CONSOLIDATED BALANCE SHEET

	At 30 Sept	At 31 Dec
	2020	2019
	£m	£m
	(unaudited)	(audited)
Assets
Cash and balances at central banks	77,463	55,130
Financial assets at fair value through profit or loss	159,903	160,189
Derivative financial instruments	29,861	26,369
Loans and advances to banks	11,071	9,775
Loans and advances to customers	499,184	494,988
Debt securities	5,564	5,544
Financial assets at amortised cost	515,819	510,307
Financial assets at fair value through other comprehensive income	28,322	25,092
Assets arising from reinsurance contracts held	20,816	23,567
Other assets	36,699	33,239
Total assets	868,883	833,893

Liabilities
Deposits from banks	33,597	28,179
Customer deposits	459,311	421,320
Financial liabilities at fair value through profit or loss	20,977	21,486
Derivative financial instruments	26,885	25,779
Debt securities in issue	92,561	97,689
Liabilities arising from insurance and investment contracts	144,659	148,908
Subordinated liabilities	16,110	17,130
Other liabilities	25,327	25,596
Total liabilities	819,427	786,087

Shareholders’ equity	43,304	41,697
Other equity interests	5,906	5,906
Non-controlling interests	246	203
Total equity	49,456	47,806
Total equity and liabilities	868,883	833,893

ADDITIONAL FINANCIAL INFORMATION

1.	Basis of presentation

This release covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2020.

Accounting policies

The accounting policies are consistent with those applied by the Group in its 2019 Annual Report on Form 20-F.

2.	Capital

Capital and leverage ratios reported as at 30 September 2020 incorporate profits for the nine months that remain subject to formal verification in accordance with the Capital Requirements Regulation. The Q3 2020 Interim Pillar 3 Report can be found at: www.lloydsbankinggroup.com/investors/financial-performance/

3.	Forward-looking information

The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. In order to do this, the Group has developed an economic model to project a wide range of key impairment drivers using information derived mainly from external sources. These drivers include factors such as the unemployment rate, the house price index, commercial property prices and corporate credit spreads. The model-generated economic scenarios for the six years beyond 2020 are mapped to industry-wide historical loss data by portfolio. Combined losses across portfolios are used to rank the scenarios by severity of loss.

Alongside a defined central economic scenario, reflecting the Group’s base case assumptions used for medium-term planning purposes, three further economic scenarios are generated to represent the range of future outcomes. The upside, downside and severe downside scenarios are produced by averaging across a group of constituent scenarios around the 15th, 75th and 95th percentiles of the estimated loss distribution around the central case, with the central case expected to lie in the vicinity of the 45th percentile. These locations correspond to scenario weightings that allow for the inclusion of a relatively unlikely severe downside scenario associated with relatively large credit losses. At 31 December 2019 and 30 September 2020, the base case, upside and downside scenarios each carry a 30 per cent weighting, while the severe downside scenario is weighted at 10 per cent. The weights reflect the location of the economic scenarios on the estimated loss distribution.

Following review of the severe downside scenario generated by the modelled approach described above, a judgement was made to increase the severity of GDP and unemployment dispersion from the base case. Whilst the modelled approach gives an unbiased method of creating a loss distribution, it is built on historic experience that does not yet fully capture the unprecedented complexities of the current economic environment and the risk of inflated near-term shocks. The impact of this change has been reflected as a central overlay to reflect the incremental ECL estimated outside the core ECL calculation process. The following economic assumptions include both the modelled severe scenario – used in portfolio level ECL and staging assessment, and the adjusted severe downside - used to generate the final ECL through a central overlay in recognition of more adverse economic outcomes.

The key UK economic assumptions made by the Group are shown below. Compounded growth rates have been calculated on a geometric average basis, they were previously calculated on an arithmetic average basis:

ADDITIONAL FINANCIAL INFORMATION (continued)

Impact of economic assumptions

	Base case	Upside	Downside	Modelled severe	Adjusted severe
	%	%	%	%	%
At 30 September 2020
GDP	0.4	0.6	0.0	(0.4)	(0.8)
Interest rate	0.15	0.89	0.13	0.04	0.04
Unemployment rate	5.8	5.4	6.7	7.7	8.3
House price growth	0.7	4.7	(4.2)	(8.8)	(8.8)
Commercial real estate price growth	(0.7)	2.2	(3.4)	(7.8)	(7.8)

At 31 December 2019
GDP	1.4	1.7	1.2	0.5	n/a
Interest rate	1.25	2.04	0.49	0.11	n/a
Unemployment rate	4.3	3.9	5.8	7.2	n/a
House price growth	1.0	4.8	(3.2)	(7.7)	n/a
Commercial real estate price growth	0.0	1.8	(3.8)	(7.1)	n/a

Average economic assumptions do not reveal the extent of expected variation throughout the five-year period. The following tables illustrate the mutability of each assumption over time. Metrics quoted for the first and second quarters of 2020 reflect actual observed economics.

Base Case Scenario by Quarter1

	2020	2020	2020	2020	2021	2021	2021	2021
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Base Case	%	%	%	%	%	%	%	%

GDP	(2.2)	(20.4)	16.2	2.7	1.0	0.9	0.9	0.8
Interest rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	3.9	3.9	5.3	7.7	9.0	8.1	7.4	6.6
House price growth	2.8	2.6	5.4	2.0	1.0	0.3	(4.0)	(4.0)
Commercial real estate price growth	(5.0)	(7.8)	(8.9)	(12.0)	(10.2)	(7.3)	(5.7)	(0.6)

1 GDP presented quarter on quarter, house price growth and commercial real estate price growth presented year on year.

ADDITIONAL FINANCIAL INFORMATION (continued)

Scenarios by year

	2020	2021	2022	2020-22
	%	%	%	%
Base Case
GDP	(10.0)	6.0	3.0	(1.7)
Interest rate	0.10	0.10	0.10	0.10
Unemployment rate	5.2	7.8	5.9	6.3
House price growth	2.0	(4.0)	1.0	(1.1)
Commercial real estate price growth	(12.0)	(0.6)	4.1	(8.9)

Upside
GDP	(9.9)	7.0	3.2	(0.5)
Interest rate	0.13	0.80	1.26	0.73
Unemployment rate	5.2	7.2	5.2	5.8
House price growth	3.2	0.2	6.7	10.4
Commercial real estate price growth	(5.8)	10.4	5.2	9.3

Downside
GDP	(10.5)	4.8	2.5	(3.8)
Interest rate	0.10	0.11	0.12	0.11
Unemployment rate	5.2	8.3	6.9	6.8
House price growth	1.2	(9.4)	(6.1)	(13.9)
Commercial real estate price growth	(15.7)	(8.7)	1.3	(22.0)

Severe downside - modelled
GDP	(10.8)	3.0	1.9	(6.3)
Interest rate	0.08	0.02	0.02	0.04
Unemployment rate	5.3	9.1	8.4	7.6
House price growth	0.3	(13.4)	(12.9)	(24.3)
Commercial real estate price growth	(20.8)	(19.7)	(4.1)	(39.0)

Severe downside - adjusted
GDP	(13.3)	(0.7)	5.2	(9.4)
Interest rate	0.08	0.02	0.02	0.04
Unemployment rate	5.4	11.6	9.2	8.7
House price growth	0.3	(13.4)	(12.9)	(24.3)
Commercial real estate price growth	(20.8)	(19.7)	(4.1)	(39.0)

ADDITIONAL FINANCIAL INFORMATION (continued)

4.	Loans and advances to customers

	Total	Stage 1	Stage 2	Stage 3	POCI[1]	Stage 2 as % of total	Stage 3 as % of total
	£m	£m	£m	£m	£m	%	%
At 30 September 2020
Gross lending
Retail:
UK Mortgages	288,810	241,747	32,432	1,846	12,785	11.2	0.6
Credit cards	15,632	11,894	3,421	317	—	21.9	2.0
UK Motor Finance	15,350	12,276	2,838	236	—	18.5	1.5
Other[2]	28,192	25,691	2,051	450	—	7.3	1.6
	347,984	291,608	40,742	2,849	12,785	11.7	0.8
Commercial Banking:
SME	32,397	26,421	5,098	878	—	15.7	2.7
Other	61,079	47,424	11,061	2,594	—	18.1	4.2
	93,476	73,845	16,159	3,472	—	17.3	3.7
Insurance and Wealth	888	802	13	73	—	1.5	8.2
Central items	62,739	62,732	—	7	—	—	—

Total gross lending	505,087	428,987	56,914	6,401	12,785	11.3	1.3

Expected credit loss allowance on drawn balances	(5,903)	(1,233)	(2,349)	(1,993)	(328)
Net balance sheet carrying value	499,184	427,754	54,565	4,408	12,457

[1]	Purchased or originated credit-impaired.

[2]	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)

	Total	Stage 1	Stage 2	Stage 3	POCI	Stage 2 as % of total	Stage 3 as % of total
	£m	£m	£m	£m	£m	%	%
At 31 December 2019[1]
Gross lending
Retail:
UK Mortgages	289,198	257,043	16,935	1,506	13,714	5.9	0.5
Credit cards	18,198	16,132	1,681	385	—	9.2	2.1
UK Motor Finance	15,976	13,884	1,942	150	—	12.2	0.9
Other[2]	21,111	18,692	1,976	443	—	9.4	2.1
	344,483	305,751	22,534	2,484	13,714	6.5	0.7
Commercial Banking:
SME	30,433	27,206	2,507	720	—	8.2	2.4
Other	66,065	59,868	3,470	2,727	—	5.3	4.1
	96,498	87,074	5,977	3,447	—	6.2	3.6
Insurance and Wealth	862	753	32	77	—	3.7	8.9
Central items	56,404	56,397	—	7	—	—	—
Total gross lending	498,247	449,975	28,543	6,015	13,714	5.7	1.2
Expected credit loss allowance on drawn balances	(3,259)	(675)	(995)	(1,447)	(142)
Net balance sheet carrying value	494,988	449,300	27,548	4,568	13,572

[1]	Restated to reflect migration of certain customer relationships from SME business within Commercial Banking to Business Banking within Retail.

[2]	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)

5.	Expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers

	Total		Stage 1		Stage 2		Stage 3		POCI
At 30 September 2020	£m	%[1,2]	£m	%[1,2]	£m	%[1,2]	£m	%[1,2]	£m	%[1,2]

Retail:
Secured	1,143	0.4	109	0.0	507	1.6	199	10.8	328	2.6
Credit Cards	998	6.4	249	2.1	644	18.8	105	42.3	–	–
UK Motor Finance[3]	557	3.6	198	1.6	215	7.6	144	61.0	–	–
Other[4]	921	3.3	328	1.3	431	21.0	162	48.2	–	–
	3,619	1.0	884	0.3	1,797	4.4	610	22.9	328	2.6
Commercial Banking:
SME	529	1.6	137	0.5	261	5.1	131	14.9	–	–
Other	2,036	3.3	203	0.4	562	5.1	1,271	49.0	–	–
	2,565	2.7	340	0.5	823	5.1	1,402	40.4	–	–
Insurance and Wealth	25	2.8	11	1.4	1	7.7	13	17.8	–	–
Central items	205	0.3	199	0.3	—	—	6	85.7	–	–
Total	6,414	1.3	1,434	0.3	2,621	4.6	2,031	32.7	328	2.6

Drawn	5,903		1,233		2,349		1,993		328
Undrawn	511		201		272		38		–
Total	6,414		1,434		2,621		2,031		328

[1]	As a percentage of drawn balances.

[2]	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £69 million and £114 million in Loans, Overdrafts and Business Banking within Retail other.

[3]	UK Motor Finance for Stages 1 and 2 include £188 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

[4]	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)

	Total		Stage 1		Stage 2		Stage 3		POCI
At 31 December 2019	£m	%[1,2]	£m	%[1,2]	£m	%[1,2]	£m	%[1,2]	£m	%[1,2]

Retail:
Secured	569	0.2	24	–	281	1.7	122	8.1	142	1.0
Credit Cards	546	3.0	203	1.3	218	13.0	125	41.0	–	–
UK Motor Finance[3]	387	2.4	216	1.6	87	4.5	84	56.0	–	–
Other[4]	588	2.8	196	1.0	233	11.8	159	50.0	–	–
	2,090	0.6	639	0.2	819	3.6	490	21.5	142	1.0
Commercial Banking:
SME	273	0.9	45	0.2	127	5.1	101	14.0	–	–
Other	1,040	1.6	70	0.1	125	3.6	845	31.0	–	–
	1,313	1.4	115	0.1	252	4.2	946	27.4	–	–
Insurance and Wealth	17	2.0	6	0.8	1	3.1	10	13.0	–	–
Central items	16	–	10	–	–	–	6	85.7	–	–
Total	3,436	0.7	770	0.2	1,072	3.8	1,452	25.0	142	1.0

Drawn	3,259		675		995		1,447		142
Undrawn	177		95		77		5		–
Total	3,436		770		1,072		1,452		142

[1]	As a percentage of drawn balances.

[2]	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £80 million and £125 million in Loans, Overdrafts and Business Banking within Retail other.

[3]	UK Motor Finance for Stages 1 and 2 include £201 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

[4]	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)

6.	Group Stage 2 loans and advances to customers

	Up to date						1-30 days past due			Over 30 days past due
	PD movements			Other
	Gross lending	ECL		Gross lending	ECL		Gross lending	ECL		Gross lending	ECL
	£m	£m	%[1]	£m	£m	%[1]	£m	£m	%[1]	£m	£m	%[1]
At 30 September 2020
Retail:
Secured	20,745	207	1.0	8,256	142	1.7	1,719	55	3.2	1,712	103	6.0
Credit cards	2,882	497	17.2	424	105	24.8	84	27	32.1	31	15	48.4
UK Motor Finance	888	79	8.9	1,777	69	3.9	136	46	33.8	37	21	56.8
Other[2]	935	221	23.6	784	105	13.4	215	70	32.6	117	35	29.9
	25,450	1,004	3.9	11,241	421	3.7	2,154	198	9.2	1,897	174	9.2
Commercial Banking:
SME	4,818	241	5.0	148	7	4.7	60	8	13.3	72	5	6.9
Other	10,494	553	5.3	239	5	2.1	44	1	2.3	284	3	1.1
	15,312	794	5.2	387	12	3.1	104	9	8.7	356	8	2.2
Insurance and Wealth	—	—	—	13	1	7.7	—	—	—	—	—	—
Central items	—	—	—	—	—	—	—	—	—	—	—	—
Total	40,762	1,798	4.4	11,641	434	3.7	2,258	207	9.2	2,253	182	8.1

[1]	ECL allowances as a percentage of drawn balances.

[2]	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)

	Up to date						1-30 days past due			Over 30 days past due
	PD movements			Other
	Gross lending	ECL		Gross lending	ECL		Gross lending	ECL		Gross lending	ECL
	£m	£m	%[1]	£m	£m	%[1]	£m	£m	%[1]	£m	£m	%[1]
At 31 December 2019
Retail:
Secured	10,846	83	0.8	2,593	107	4.1	1,876	33	1.8	1,620	58	3.6
Credit cards	1,093	129	11.8	423	47	11.1	124	26	21.0	41	16	39.0
UK Motor Finance	543	27	5.0	1,232	30	2.4	135	21	15.6	32	9	28.1
Other[2]	893	102	11.4	711	54	7.6	238	50	21.0	134	27	20.1
	13,375	341	2.5	4,959	238	4.8	2,373	130	5.5	1,827	110	6.0
Commercial Banking:[3]
SME	2,014	104	5.2	410	17	4.1	56	6	10.7	27	—	—
Other	1,881	75	4.0	1,290	47	3.6	61	2	3.3	238	1	0.4
	3,895	179	4.6	1,700	64	3.8	117	8	6.8	265	1	0.4
Insurance and Wealth	—	—	—	28	1	3.6	1	—	—	3	—	—
Central items	—	—	—	—	—	—	—	—	—	—	—	—
Total	17,270	520	3.0	6,687	303	4.5	2,491	138	5.5	2,095	111	5.3

[1]	ECL allowances as a percentage of drawn balances as at 31 December 2019 restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail.

[2]	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

[3]	Stage 2 up to date loans are assigned to PD movement if they also meet other triggers. This represents a change in presentation for Commercial Banking where these loans were reported in Other at 31 December 2019.

ADDITIONAL FINANCIAL INFORMATION (continued)

7.	Commercial Banking lending in key coronavirus-impacted sectors[1]

	At 30 September 2020
	Drawn	Undrawn	Drawn as a % of Group loans and advances
	£bn	£bn	%

Retail non-food	2.3	1.7	0.5
Automotive dealerships[2]	1.7	2.2	0.4
Oil and gas	1.4	2.7	0.3
Construction	1.3	1.7	0.3
Hotels	1.8	0.3	0.4
Passenger transport	1.3	0.6	0.3
Leisure	0.8	0.7	0.2
Restaurants and bars	0.8	0.4	0.2
Total	11.4	10.3	2.6

[1]	Lending classified using ONS SIC codes at legal entity level.

[2]	Automotive dealerships includes Black Horse Motor Wholesale lending (within Retail Division).

The spread of coronavirus has resulted in widespread industry disruption, with some sectors such as travel, transportation, retail and hospitality particularly impacted. As a proportion of the Group’s overall lending, these sectors remain relatively modest. The Group expects recovery to be slow in a number of impacted sectors and anticipates long-term structural changes in these and other sectors. As a result, sector and credit risk appetite continues to be proactively managed to ensure the Group is protected and clients are supported in the right way.

ADDITIONAL FINANCIAL INFORMATION (continued)

8.	Support measures

Retail payment holiday characteristics1

	Mortgages		Cards		Loans		Motor		Total
	000s	£bn	000s	£bn	000s	£bn	000s	£bn	000s	£bn

Total payment holidays granted	477	62.7	320	1.6	264	2.1	132	2.2	1,193	68.6
First payment holiday still in force	14	1.9	24	0.1	23	0.2	12	0.2	73	2.4
Matured payment holidays - repaying	384	49.5	238	1.2	201	1.6	103	1.7	927	54.0
Matured payment holidays - extended	61	9.1	38	0.2	34	0.3	9	0.2	142	9.8
Matured payment holidays – missed payment	18	2.2	19	0.1	7	0.0	8	0.1	51	2.4

As a percentage of total matured
Matured payment holidays - repaying	83%	82%	81%	80%	83%	82%	86%	84%	83%	82%
Matured payment holidays - extended	13%	15%	13%	14%	14%	15%	8%	10%	13%	15%
Matured payment holidays – missed payment	4%	4%	6%	6%	3%	2%	6%	7%	5%	4%

[1]	Mortgages, credit cards and personal loans at 24 October 2020; motor finance at 23 October 2020. Analysis of mortgage payment holidays excludes St James Place, Intelligent Finance and Tesco; motor finance payment holidays excludes Lex Autolease. Total payment holidays granted are equal to the sum of first payment holiday still in force and matured payment holidays.

Government-backed loan schemes1

	000s	£bn

Coronavirus Business Interruption Loan Scheme	9	2.0
Bounce Back Loan Scheme	266	8.4

[1]	Data as at 23 October 2020.

Around 1.2 million retail payment holidays, on £69 billion of lending, have been granted to help alleviate temporary financial pressure on customers during the crisis, of which there are c.73,000 (£2.4 billion) where the first payment holiday is still in force and 1.1 million (£66.2 billion) that have matured, including c.142,000 (£9.8 billion) that have then been extended. Payment holidays of up to three months have been granted across a range of retail products including mortgages, personal loans, credit cards and motor finance, with extensions available of up to three months should customers request them.

The vast majority of first payment holidays (96 per cent) have now matured, of which 82 per cent by value have restarted payments, 15 per cent have been extended and 4 per cent have missed payment. Of the mortgage payment holidays that have been extended 30 per cent have now matured with around 90 per cent having resumed payment.

Mortgages account for the largest proportion of payment holidays, with a total of around 477,000 having been granted, equating to customer balances of £62.7 billion. As at 24 October 2020, 97 per cent, or 463,000, have matured with 83 per cent, or 384,000, of those having resumed repayments, 13 per cent extended and 4 per cent having missed payment. The average LTV of customers extending their mortgage payment holidays and still in extension remains relatively low at 51.6 per cent, compared to 43.5 per cent for the total mortgage book.

ADDITIONAL FINANCIAL INFORMATION (continued)

The Group also granted 320,000 payment holidays on £1.6 billion of credit card balances, 264,000 payment holidays on £2.1 billion of unsecured personal loans and 132,000 payment holidays on £2.2 billion of motor finance products. These products are also experiencing c.80 per cent of customers resuming payments at the end of their payment holidays. Only £0.2 billion of credit card balances have been subject to a payment holiday extension and are still in extension, with £0.1 billion having missed payment

Across all products, customers who are still in extension remain of a typically lower credit quality than the wider book and tend to have higher average balances than customers who have not requested payment holidays.

The Group continues to recognise interest income for the duration of payment holidays and in the absence of other credit risk indicators, the granting of a coronavirus-related payment holiday does not automatically result in a transfer between stages for the purposes of IFRS 9, albeit 35 per cent are classified as Stage 2 based on established criteria.

Within SME, the Group has granted c.33,000 capital repayment holidays, equivalent to c.£5.9 billion with low levels of maturities to date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer

Dated:	29 October 2020